[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 1, 2016

BY HAND AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Suzanne Hayes
Assistant Director, Office of Healthcare and Insurance

Re:	Kinsale Capital Group, Inc.
Draft Registration Statement on Form S-1
Submitted June 8, 2016
CIK No. 0001669162

Dear Ms. Hayes:

On behalf of our client Kinsale Capital Group, Inc. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 23, 2016 (the “Comment Letter”) with respect to the above-referenced revised draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 8, 2016 (the “DRS”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s EDGAR system, the Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s convenience, we will also deliver three copies of the Registration Statement marked to show changes from the DRS.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Suzanne Hayes
Securities and Exchange Commission
July 1, 2016

Management

Director compensation, page 123

1.	We refer to your statement on page 124 that the non-employee director has received a grant of 10,000 shares of restricted Class B Common Stock “on or about the time of their appointment” to the board. However, although you state that Messrs. Killion, Lippincott, and Yun also became your directors in 2015 in the biographical disclosures, the director compensation table only indicates that Mr. Bensinger received such a grant in 2015. Please reconcile the disclosures.

The Company has revised the disclosure on page 108 of the Registration Statement in response to the Staff's comment to reflect that, as representatives of Moelis Capital Partners LLC, neither Mr. Killion nor Mr. Yun receives grants of restricted shares of Class B Common Stock. With respect to Mr. Lippincott, while he was appointed Chairman of the Board of Directors in May 2015, he has served as a director since July 2010. Mr. Lippincott received a one-time grant of restricted Class B Common Shares at the time of his appointment to the Board of Directors in 2010. As a result, there is no grant of restricted shares of Class B Common Stock to be reported in the table on page 109 for the year ended December 31, 2015, other than the grant to Mr. Bensinger.

Principal and selling stockholders, page 131

2.	In the narrative disclosures accompanying each of the principal and selling stockholder tables, please disclose the assumed number of outstanding shares of common stock used in calculating the amounts for such table.

The Company has revised the disclosure on pages 122, 124 and 125 of the Registration Statement in response to the Staff's comment.

* * * * *

Suzanne Hayes
Securities and Exchange Commission
July 1, 2016

Please contact me at (212) 735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Dwight S. Yoo

cc:	Dorrie Yale, Securities and Exchange Commission
Mary Beth Breslin, Securities and Exchange Commission
Jacob Luxenburg, Securities and Exchange Commission
Mary Mast, Securities and Exchange Commission
Michael Kehoe, Kinsale Capital Group, Inc.
Bryan Petrucelli, Kinsale Capital Group, Inc.
Richard Truesdell, Davis, Polk & Wardwell LLP
Gregory Fernicola, Skadden, Arps, Slate, Meagher & Flom LLP